UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Hovnanian Enterprises, Inc.

(Name of Issuer)

Class A Common Stock, $.01 par value per share

(Title of Class of Securities)

442487203

(CUSIP Number)

Peter S. Reinhart

c/o Hovnanian Enterprises, Inc.

90 Matawan Road, 5th Floor

Matawan, NJ 07747

(732) 747-7800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 30, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         442487203

1	NAME OF REPORTING PERSON Kevork S. Hovnanian Family Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 193,353
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 193,353
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 193,353
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No.         442487203

1	NAME OF REPORTING PERSON Sirwart Hovnanian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No.         442487203

1	NAME OF REPORTING PERSON Peter S. Reinhart, as trustee of the Sirwart Hovnanian 1994 Marital Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

Amendment No. 6 to Statement on Schedule 13D

This Amendment No. 6 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Kevork S. Hovnanian, the Kevork S. Hovnanian Family Limited Partnership, Sirwart Hovnanian and Peter S. Reinhart, as trustee of the Sirwart Hovnanian 1994 Marital Trust (the “Marital Trust”), with the Securities and Exchange Commission on November 24, 1992, as amended by Amendment No. 1 to the Schedule 13D filed on March 31, 1995, Amendment No. 2 to the Schedule 13D filed on December 9, 2008, Amendment No. 3 to the Schedule 13D filed on October 26, 2009, Amendment No. 4 to the Schedule 13D filed by Sirwart Hovnanian on February 24, 2016 and Amendment No. 5 to the Schedule 13D filed by Sirwart Hovnanian on February 13, 2017 (as so amended, the “Schedule 13D”). For purposes of this Schedule 13D, the term “Class A Common Stock” and “Class B Common Stock” also include the Issuer’s preferred stock purchase rights to purchase, if such preferred stock purchase rights become exercisable, from the Issuer shares of Series B Junior Preferred Stock, par value $0.01 per share, of the Issuer issued in connection with the Rights Agreement, dated as of August 14, 2008, between the Issuer and Computershare Trust Company, N.A., as Rights Agent, as amended. The Preferred Stock Purchase Rights currenty cannot trade separately from the underlying Class A Common Stock or Class B Common Stock, respectively. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment is being filed to report that in connection with previous estate planning transfers, all of the Reporting Persons have ceased to be beneficial owners of more than five percent of the outstanding shares of Class A Common Stock. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended as follows:

The principal executive offices of the Issuer are located at 90 Matawan Road, 5th Floor, Matawan, NJ 07747.

Item 5. Interests in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b). The answers to clauses (a) and (b) of Item 5 of Schedule 13D are set forth below for the Reporting Persons and for the managing General Partner of the Limited Partnership. The Class A Common Stock beneficial ownership figures include all shares of Class B Common Stock (which is convertible at any time to Class A Common Stock) beneficially owned by such parties. Each of the General Partners of the Limited Partnership other than Mr. Ara Hovnanian disclaims beneficial ownership of the Class B Common Stock beneficially owned by the Limited Partnership and convertible at any time to Class A Common Stock as described in this Statement. Mr. Ara Hovnanian is the managing General Partner of the Limited Partnership and has the sole power to vote and dispose of the shares of Class B Common Stock held by the Limited Partnership.

1. Limited Partnership

(a) The Limited Partnership beneficially owns 193,353 shares of Class A Common Stock of the Issuer (as adjusted for the 1-for-25 reverse stock split with respect to the Class A Common Stock and Class B Common Stock that occurred on March 29, 2019), all of which represent shares of Class A Common Stock receivable upon the conversion of a like number of shares of Class B Common Stock. The shares beneficially owned represent approximately 3.3% of the shares of Class A Common Stock, based upon 5,595,610 shares of Class A Common Stock outstanding as of September 2, 2021, plus (for purposes of computing such percentage) the shares of Class A Common Stock receivable upon the conversion of such shares of Class B Common Stock. Such beneficial ownership represents approximately 15.9% of the combined voting power of the Class A Common Stock and Class B Common Stock.

(b) The Limited Partnership has sole power to vote or to direct the vote and to dispose or direct the disposition of the 193,353 shares of Class A Common Stock beneficially owned by it.

2. Sirwart Hovnanian

(a) Sirwart Hovnanian does not beneficially own any shares of Class A Common Stock.

(b) Not applicable.

3. Peter S. Reinhart, as trustee of the Marital Trust

(a) Peter S. Reinhart, as trustee of the Marital Trust does not beneficially own any shares of Class A Common Stock.

(b) Not applicable.

4. General Partners

The general partners of the Limited Partnership are (i) Ara K. Hovnanian, who is the managing general partner with sole voting and dispositive control over the shares of common stock held by the Limited Partnership, (ii) Sossie K. Najarian, Esther K. Barry, Lucy K. Kalian and Nadia K. Rodriguez (the “Other Individual General Partners”) and (iii) certain trusts for the benefit of each of the individuals listed in clauses (i) and (ii) and their families (such trusts, collectively, the “1994 Trusts”). Ara K. Hovnanian and each of the Other Individual General Partners share voting and dispositive control over the shares of common stock held in each of their respective 1994 Trusts.

(a), (b) Current beneficial ownership information of Ara K. Hovnanian is set forth on Amendment No. 6 to Schedule 13D separately filed by Ara K. Hovnanian on or about the date of this filing, which is incorporated herein by reference, as such information may be updated by further amendments to Schedule 13D filed by Ara K. Hovnanian from time to time.

(c) There have been no transactions by any of the Limited Partnership, Sirwart Hovnanian or Peter S. Reinhart, as trustee of the Marital Trust within the past 60 days. Any transactions by Ara K. Hovnanian are being separately reported on a Schedule 13D filed by Ara K. Hovnanian on or about the date hereof.

(d) Not applicable.

(e) On April 30, 2019, the Marital Trust ceased to be the managing general partner of the Limited Partnership, and as a result, Peter S. Reinhart, as trustee of the Marital Trust, ceased to be the beneficial owner of any shares of Class A Common Stock. On April 30, 2019, following certain estate planning transfers, Sirwart Hovnanian ceased to beneficially own any shares of Class A Common Stock. There have been no transactions by the Limited Partnership in shares of Class A Common Stock since the date of the last filing of Schedule 13D, however, as of June 8, 2012, the Limited Partnership ceased to be the beneficial owner of more than 5% of the outstanding Class A Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2021	KEVORK S. HOVNANIAN FAMILY LIMITED PARTNERSHIP

/s/ Ara K. Hovnanian
Name: Ara K. Hovnanian
Title: Managing General Partner

Date: November 5, 2021	/s/ Sirwart Hovnanian

Sirwart Hovnanian

Date: November 5, 2021	/s/ Peter S. Reinhart
Name: Peter S. Reinhart, as trustee of the
Sirwart Hovnanian 1994 Marital Trust